UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 18, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated February 18, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies the following acquisitions of ordinary shares of €3.50 each (Shares) of PDMRs.

Director	Number of Shares
Abhijit Bhattacharya	20,000
Other PDMR
Gerardo Rozanski	20,000

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Abhijit Bhattacharya
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	17-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		13.312007	10,000	133,120.07
	Acquisition		13.506888	10,000	135,068.88
		Aggregated	13.409	20,000	268,188.95

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Gerardo Rozanski
2	Reason for the notification
a)	Position/status	President, Americas
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	17-FEB-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	New York Stock Exchange - XNYS	USD
	Nature of Transaction		Price	Volume	Total
	Acquisition		15.6695	20,000	313,390
		Aggregated	15.6695	20,000	313,390

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

We are the world’s largest ice cream company, headquartered in Amsterdam, The Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Home to four of the world’s five largest ice cream brands, with a global team of 16,500 employees, operating thirty factories, twelve R&D centres and a fleet of three million freezer cabinets, we generated €7.9 billion in revenue in 2025. From Magnum and Ben & Jerry’s to Cornetto and the Heartbrand, our ice cream portfolio delights consumers in eighty markets around the world. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit www.corporate.magnumicecream.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: February 18, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer